Hudbay Announces Significant New Discovery at its Copper World Properties Adjacent to Rosemont

– Drill hole #035A intersected 500 feet of 0.82% copper starting at surface

– Drill hole #012 intersected 246 feet of 0.70% copper starting at surface

– Drill hole #011 intersected 440 feet of 1.38% copper

– All new intersections are on Hudbay's wholly-owned private land

Toronto, Ontario, March 29, 2021 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) today announced the intersection of high-grade copper sulphide and oxide mineralization at shallow depth on its wholly-owned patented mining claims located within seven kilometres of its Rosemont copper project in Arizona. The drill program was initiated in 2020 to confirm historical drilling in this past-producing copper region formerly known as Helvetia. After receiving encouraging initial results, the company launched a larger drill program in early 2021 and has since doubled the number of drill rigs at site to six to further test the four known deposits at Copper World and the potential for additional mineralization.

"This new discovery on our private land in Arizona demonstrates our team's strong expertise in exploration," said Peter Kukielski, Hudbay's President and Chief Executive Officer. "They saw an opportunity to consolidate mineralization in the region and we are excited to continue to explore Copper World while remaining committed to advancing Rosemont through the appeals process."

Regional View of Copper World

The Copper World deposits are located adjacent to the Rosemont deposit as shown in the plan view in Figure 1. To date, four deposits have been identified with a combined strike length of over five kilometres with opportunities to discover additional mineralization between the deposits. The mineralization occurs at shallower depths than at Rosemont as shown in Figure 2.

"We are very encouraged by the results from the recent drill program at Copper World, where we have intersected copper mineralization that contains higher grades closer to surface than at Rosemont," said Cashel Meagher, Hudbay's Senior Vice President and Chief Operating Officer. "Copper World has the potential to host at least four economic deposits with a relatively low strip ratio and may prove to be a viable open-pit operation that is either separate from or additive to our Rosemont project."

The Copper World region has a rich history of mining from 1874 to 1969, during which time more than 20 small underground mines produced a total of approximately 440,000 tons at an average copper grade of 4.42%. Figure 3 illustrates the historical mining activity in the region. This is the first time the region has been explored as a zone of continuous mineralization.

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A three-dimensional visualization of the Copper World drill results can be found at the link noted below. This visual shows the location of the Copper World targets, the historical mine sites in the area, the historical drilling coverage (the results of which are under review and will be reported once the data is validated by Hudbay in accordance with NI 43-101), as well as drill hole intercepts from Hudbay's 2020 drill campaign.

https://vrify.com/embed/decks/Hudbay-PR-Deck-03-29

Copper World 2020 Drill Program

Hudbay's 2020 exploration work began by compiling and validating all historical data on its private land claims and refining the geological model. This initial review included the discovery of records of historical drilling results for which assay results cannot be disclosed until the data is validated by Hudbay in accordance with NI 43-101. However, this review suggested the potential for both copper sulphide and oxide mineralization in skarns and porphyries near surface in several areas. In September 2020, the company initiated a 15,000-foot drill program which was quickly expanded to a 40,000-foot drill program after early encouraging intersections of mineralization. During this initial program, three drill rigs focused on testing the Broad Top Butte, Copper World, Peach and Elgin targets (referred to collectively as the "Copper World deposits").

Hudbay has recently received the assay results from the 2020 drill program and the results have exceeded Hudbay's expectations. The program confirmed the discovery of four new deposits based on significant volumes of high-grade copper sulphide and oxide mineralization starting, in most cases, near surface or at shallow depth.

Broad Top Butte Targets

  Drill hole #011 intersected 440 feet of 1.38% copper, including 70 feet of 4.2% copper
  Drill hole #012 intersected 246 feet of 0.70% copper starting at surface
  Drill hole #023 intersected 300 feet of 0.91% copper

The 2020 drilling at Broad Top Butte confirmed the occurrence of significant shallow copper oxide and sulphide mineralization. Sulphide mineralization was found in a quartz-monzonite porphyry intrusive and in surrounding skarns at the contact with carbonate units in a similar geological setting as Rosemont. Drill hole #011 intersected a very strong mineralized zone of 440 feet of 1.38% copper starting at 365 feet from surface, including 70 feet of 4.2% copper in a massive sulphide zone with chalcopyrite and bornite in skarn (please refer to Figure 4 for a visual of the drill core). This high-grade sulphide mineralization appears to be similar in copper content to the historical production from the nearby King Exile mine located approximately 200 feet to the north of this drill hole intersection. King Exile mine was discovered in 1899 and was in production until 1959. Copper oxide mineralization was found in the upper portion of the mineralized zones both in porphyry and skarns. The drilling also intersected significant mineralization in areas with no historical drilling along a major regional structure, known as the backbone fault. This domain consists of quartzite and other sedimentary units located along a north trending steep dipping fault zone that hosts significant oxide mineralization that can be mapped on surface almost as a continuum from Broad Top Butte to the Rosemont deposit. Notably, drill hole #012 intersected 246 feet of 0.70% copper from surface. The samples included in this mineralized interval were also tested for their solubility in sulfuric acid to measure the copper content in oxides. The average grade of soluble copper in sulfuric acid (CuSS) is 0.53% indicating that approximately 75% of the copper is contained in oxides and easily recoverable by a proven and low-cost leaching technology. Please refer to Figure 5 for a visual of the drill core from hole #012.

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Peach and Elgin Targets

  Drill hole #035A intersected 500 feet of 0.82% copper starting at surface
  Drill hole #037 intersected 600 feet of 0.40% copper starting at surface
  Drill hole #048 intersected 280 feet of 0.46% copper starting at surface
  Drill hole #051 intersected 140 feet of 1.01% copper starting at surface
  Drill hole #062 intersected 300 feet of 0.64% copper starting at surface

All of the 2020 drill holes at the Peach target included at least one significant mineralized intercept. Many included high-grade thick intercepts starting at or very near surface, with significant copper oxide in the upper portion of the profile. Drill hole #035A intersected 500 feet of 0.82% copper from surface with 40% of the copper in oxides (please refer to Figure 6 for a visual of this intersection). Similarly, hole #062 intersected 300 feet of 0.64% copper from surface with 40% of the copper in oxides.

At the Elgin target, shallow mineralization also starts at surface in most cases. Drill hole #051 intersected 140 feet of 1.01% copper from surface and hole #048 intersected 280 feet of 0.46% copper from surface. The Elgin deposit remains open to the south and to the east where another porphyry intrusive similar in geometry and nature as those identified at Rosemont and Broad Top Butte appears to be the main controlling feature associated with the occurrence of copper mineralization.

Next Steps

Given the very positive results from last year's drill program, Hudbay initiated a second phase of exploration drilling in 2021 with a 70,000 foot follow-up drill program and has doubled the number of drill rigs operating at site to six. The 2021 program will focus on developing an understanding of the full extent of the mineralization at the Copper World deposits and potentially defining initial mineral resource estimates. Mineralogical studies and metallurgical testing have also been initiated and are expected to continue in the coming months. Geophysical surveys are underway to assist in generating further targets in this prolific region. Hudbay has a current exploration budget of approximately $10 million for its Arizona properties in 2021 which is likely to increase with further exploration success. Hudbay will review the results from its 2021 exploration program to determine the next steps for its Copper World properties and the potential synergies with Rosemont.

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Copper World Detailed Assay Results

Broad Top Butte - Copper World

Hole ID#	From (ft)	To (ft)	Length (ft)	Length (m)	Cu1 (%)	Ag1 (g/t)	CuSS[1,2] (%)	Mo1 (g/t)	Location
002	No significant mineralization								Broad Top
005	15	48	33	10	0.75	19.2	0.53	121	Broad Top
005	48	133	85	26	1.43	8.7	0.05	206	Broad Top
006	0	340	340	104	0.43	3.0	pending	173	Broad Top
007	0	121	121	37	0.19	1.2	0.11	13	Broad Top
007	121	415	294	90	0.52	2.8	0.06	198	Broad Top
008	No significant mineralization								Broad Top
009	No significant mineralization								Broad Top
010	0	180	180	55	0.20	1.5	0.13	83	Broad Top
011	365	805	440	134	1.38	6.2	0.04	33	Broad Top
014	No significant mineralization								Broad Top
015	0	290	290	88	0.28	1.2	0.16	105	Broad Top
016	0	280	280	85	0.71	3.7	0.29	149	Broad Top
017	55	425	370	113	0.30	1.1	0.22	151	Broad Top
018	0	524	524	160	0.30	2.3	0.01	97	Broad Top
019	0	675	675	206	0.44	1.7	0.12	190	Broad Top
020	0	357	357	109	0.59	3.6	0.23	161	Broad Top
023	100	400	300	91	0.91	2.7	0.48	196	Broad Top
024A	130	500	370	113	0.33	1.1	0.25	184	Broad Top
027	310	450	140	43	0.39	2.4	0.10	64	Broad Top
032	No significant mineralization								Broad Top
012	0	246	246	75	0.70	3.3	0.53	42	Broad Top
013	0	60	60	18	0.37	1.4	0.29	15	Broad Top
013	190	335	145	44	0.38	2.2	0.17	50	Broad Top
034	80	195	115	35	0.67	4.0	0.17	53	Broad Top
001	No significant mineralization								Copper World
003	6	217	211	64	0.38	1.4	0.04	333	Copper World
004	26	122	96	29	0.30	3.9	0.20	28	Copper World

Note: Assay results are length-weighted because no specific gravity data is available. At this early stage of exploration, Hudbay does not have sufficient knowledge of the geometry of the mineralization to estimate true width.

1. All copper, silver and molybdenum values are uncut.

2. CuSS shows the average grade of soluble copper in sulfuric acid.

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Peach

Hole ID#	From (ft)	To (ft)	Length (ft)	Length (m)	Cu1 (%)	Ag1 (g/t)	CuSS[1,2] (%)	Mo1 (g/t)
021	0	250	250	76	0.31	6.7	0.23	36
022	0	300	300	91	0.32	2.0	0.14	29
025	0	150	150	46	0.34	2.4	0.24	119
025	320	393	73	22	0.39	1.2	0.19	102
026	0	390	390	119	0.35	3.2	0.21	228
029	0	370	370	113	0.36	2.9	0.27	15
031	0	335	335	102	0.50	3.1	0.21	42
035A	0	500	500	152	0.82	4.3	0.33	53
037	0	600	600	183	0.40	2.7	0.13	60
039	0	460	460	140	0.44	2.9	0.19	77
041	260	440	180	55	0.29	3.7	0.02	112
042	0	160	160	49	0.42	4.4	0.28	63
045	180	610	430	131	0.32	3.2	0.04	96
046	0	220	220	67	0.37	4.8	0.27	78
046	390	490	100	31	0.30	4.5	0.18	54
046	545	740	195	59	0.29	2.6	0.03	78
050B	0	610	610	186	0.37	2.9	0.24	26
054	0	280	280	85	0.56	3.0	0.42	32
057	0	415	415	126	0.36	3.6	0.24	48
058	0	445	445	136	0.52	3.6	0.17	56
062	0	300	300	91	0.64	6.0	0.25	87
063	0	327	327	100	0.24	3.5	pending	59
065	0	188	188	57	0.56	4.3	0.27	84

Note: Assay results are length-weighted because no specific gravity data is available. At this early stage of exploration, Hudbay does not have sufficient knowledge of the geometry of the mineralization to estimate true width.

1. All copper, silver and molybdenum values are uncut.

2. CuSS shows the average grade of soluble copper in sulfuric acid.

Elgin

Hole ID#	From (ft)	To (ft)	Length (ft)	Length (m)	Cu1 (%)	Ag1 (g/t)	CuSS[1,2] (%)	Mo1 (g/t)
028	No significant mineralization
030	100	230	130	40	0.65	2.9	0.10	72
033	No significant mineralization
036	No significant mineralization
038	No significant mineralization
040	0	180	180	55	0.25	5.2	0.05	127
043	No significant mineralization
044	No significant mineralization
047	No significant mineralization
048	0	280	280	85	0.46	2.8	0.03	189
049	0	130	130	40	0.44	2.7	0.08	186
051	0	140	140	43	1.01	4.5	0.40	214
052	0	35	35	11	0.81	4.7	0.63	36

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053	0	280	280	85	0.71	8.2	0.21	129
055	0	100	100	30	0.88	9.2	0.34	64
056	No significant mineralization
059	40	144	104	32	0.39	2.5	0.15	129
060	15	87	72	22	0.27	2.3	0.12	44
061	No significant mineralization
064	75	185	110	34	0.50	3.5	0.05	99
066	0	88	88	27	0.35	3.5	0.10	98

Note: Assay results are length-weighted because no specific gravity data is available. At this early stage of exploration, Hudbay does not have sufficient knowledge of the geometry of the mineralization to estimate true width.

1. All copper, silver and molybdenum values are uncut.

2. CuSS shows the average grade of soluble copper in sulfuric acid.

Qualified Person and NI 43-101

The scientific and technical information contained in or incorporated by reference into this news release has been prepared under the supervision of Olivier Tavchandjian, P. Geo., Hudbay's Vice President, Exploration and Geology. Mr. Tavchandjian is a "Qualified Person" for purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Mr. Tavchandjian has verified the exploration data disclosed in this news release, including sampling, analytical, and test data underlying the information or opinions expressed herein. The data verification and quality assurance / quality control (QA/QC) measures that were used as part of the Copper World drill program are summarized below:

  Drill core was removed from the core tube by drilling contractors and placed in labelled core boxes.  Core was logged by geologist, photographed, measured for conductivity, and tagged with sample tags.  Core was cut in half and placed in labeled sample bags with the sample tags and transported to the sample preparation lab of Bureau Veritas in Reno, Nevada by courier in locked trucks.
  Samples were prepared and assayed following standard analytical protocols at the Bureau Veritas Mineral Laboratories in Reno (NV) and Vancouver (BC). Samples were dried, crushed to 70% -passing 2mm (10 mesh), then riffle split and pulverized until 85% passing 75μm (-200 mesh). Analyses were carried using a combination of Inductively Coupled Plasma Mass Spectrometry (ICP-MS) and Inductively Coupled Plasma Emission Spectroscopy (ICP-ES), following multi acid digestion (Method MA200) to achieve near total dissolution. Gold was analyzed by fire assay with AAS finish (Method FA430).  Samples with concentration of Cu>8000 ppm and Mo>1000 ppm, were reanalyzed multi acid (Method MA370 ICP-ES/MS) for base-metal sulphide and precious-metal ores. Non-sulphide Cu (Soluble Cu) was analyzed by Sulphuric acid leach (Method LH402) with AAS finish. QA/QC included the insertion of 6% of samples as blanks, 6% as standards (from 4 certified reference materials) and 5% as pulp duplicates.
  Failure rates were low in all cases and no significant QA/QC issue was identified.

Further details on the drill holes reported in this news release, including the location, azimuth, and dip of the drill holes and the depth of the sample intervals, can be found in the section titled "Supplemental Drill Hole Information" at the end of this news release.

Hudbay is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data disclosed in this news release.

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Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, our expectations regarding the future potential of the Copper World deposits, our plans for additional drilling and other exploration work on the Copper World deposits, the potential to identify additional mineralization and declare an estimate of mineral resources at the Copper World deposits and our plans and expectations regarding the Rosemont project and any related legal challenges. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, our ability to continue to operate safely and at full capacity during the COVID-19 pandemic; the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which we operate, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing. .

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on our operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), risks associated with the Rosemont litigation as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

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For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

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Figure 1: Plan View of Copper World Targets

Hudbay's exploration programs are focused on defining the limits of the Copper World deposits which remain open along strike.

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Figure 2: Section View of Copper World Targets
The Copper World deposits have mineralization located closer to surface than Rosemont and remain open at depth. For further information on intercept length, grade and dip, please reference the assay results tables in this news release.

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Figure 3: Copper World Historical Mining Region
View of historical mines that operated from 1874 to 1969 in the Copper World region.

Figure 4: Broad Top Butte Drill Core

Core from drill hole #11 showing sulphide mineralization at Broad Top Butte (intersected 6.53% copper from 687 to 704 feet).

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Figure 5: Broad Top Butte Drill Core

Core from drill hole #12 showing oxide mineralization in the area between Broad Top Butte and Rosemont (intersected 2.4% copper from 127 to 145 feet).

Figure 6: Peach Drill Core

Core from drill hole #35A showing sulphide mineralization at Peach (intersected 1.6% copper from 190 to 210 feet).

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Supplemental Drill Hole Information

Broad Top Butte - Copper World

Hole ID#	From (m)			To (m)			Azimuth at Intercept	Dip at Intercept	Core Size
	Easting	Northing	Elevation	Easting	Northing	Elevation
002	1,714,210	11,562,659	5,321	1,714,215	11,562,664	4,821	360	-89	HQ
005	1,714,722	11,562,538	5,401	1,714,722	11,562,538	5,368	360	-89	HQ
005	1,714,722	11,562,538	5,368	1,714,722	11,562,539	5,283	360	-89	HQ
006	1,714,722	11,562,538	5,416	1,714,916	11,562,399	5,175	126	-45	HQ
007	1,715,169	11,561,514	5,609	1,715,177	11,561,600	5,524	5	-45	HQ
007	1,715,177	11,561,600	5,524	1,715,192	11,561,814	5,323	4	-43	HQ
008	1,714,457	11,561,497	5,666	1,714,464	11,561,906	5,244	1	-46	HQ
009	1,715,169	11,561,514	5,609	1,715,150	11,561,260	5,173	185	-60	HQ
010	1,714,457	11,561,497	5,666	1,714,534	11,561,601	5,542	36	-44	HQ
011	1,715,625	11,562,568	5,336	1,715,338	11,562,395	5,051	239	-40	HQ
014	1,715,845	11,562,706	5,592	1,715,434	11,562,001	4,954	210	-38	HQ
015	1,714,238	11,560,902	5,794	1,714,040	11,560,843	5,590	253	-45	HQ
016	1,714,983	11,561,612	5,600	1,715,017	11,561,809	5,404	10	-45	HQ
017	1,714,858	11,561,822	5,678	1,714,986	11,562,059	5,427	28	-43	HQ
018	1,714,983	11,561,612	5,600	1,714,658	11,561,397	5,250	236	-42	HQ
019	1,714,838	11,561,786	5,717	1,714,534	11,562,189	5,270	323	-41	HQ
020	1,714,983	11,561,612	5,600	1,715,119	11,561,834	5,355	31	-43	HQ
023	1,714,841	11,561,787	5,617	1,714,850	11,561,792	5,317	360	-88	HQ
024A	1,714,744	11,561,832	5,641	1,714,871	11,562,087	5,397	26	-41	HQ
027	1,714,515	11,561,890	5,525	1,714,428	11,561,956	5,438	307	-38	HQ
032	1,714,703	11,561,748	5,727	1,714,689	11,561,741	5,327	360	-88	HQ
012	1,714,266	11,560,396	5,898	1,714,093	11,560,352	5,728	256	-44	HQ
013	1,714,266	11,560,396	5,898	1,714,266	11,560,396	5,838	360	-90	HQ
013	1,714,267	11,560,396	5,708	1,714,267	11,560,396	5,662	360	-90	HQ
034	1,714,395	11,560,793	5,602	1,714,337	11,560,784	5,503	261	-59	HQ
001	1,712,054	11,564,442	4,781	1,711,852	11,564,325	4,377	240	-60	HQ
003	1,712,877	11,564,049	4,908	1,712,784	11,563,998	4,725	241	-60	HQ
004	1,713,394	11,563,836	4,936	1,713,353	11,563,838	4,850	274	-65	HQ

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Peach

Hole ID#	From (m)			To (m)			Azimuth at Intercept	Dip at Intercept	Core Size
	Easting	Northing	Elevation	Easting	Northing	Elevation
021	1,704,256	11,565,321	4,342	1,704,256	11,565,323	4,092	360	-90	HQ
022	1,704,256	11,565,321	4,342	1,704,467	11,565,328	4,127	88	-46	HQ
025	1,703,973	11,566,564	4,405	1,704,048	11,566,555	4,276	97	-59	PQ
025	1,704,135	11,566,547	4,130	1,704,172	11,566,542	4,067	97	-59	PQ
026	1,703,973	11,566,564	4,405	1,703,974	11,566,566	4,015	360	-90	PQ
029	1,704,177	11,567,282	4,327	1,704,409	11,567,187	4,054	112	-47	PQ
031	1,704,177	11,567,282	4,327	1,704,179	11,567,279	3,992	360	-89	PQ
035A	1,704,324	11,566,915	4,427	1,704,081	11,566,945	3,991	277	-61	PQ
037	1,704,968	11,565,363	4,388	1,704,555	11,565,357	3,952	269	-47	PQ
039	1,704,324	11,566,915	4,427	1,704,323	11,566,910	3,967	360	-89	PQ
041	1,704,885	11,566,271	4,152	1,704,887	11,566,272	3,972	360	-89	PQ
042	1,704,968	11,565,363	4,388	1,704,967	11,565,362	4,228	360	-89	PQ
045	1,704,831	11,566,157	4,283	1,704,702	11,565,893	3,970	206	-47	PQ
046	1,704,691	11,566,281	4,529	1,704,690	11,566,126	4,372	181	-45	PQ
046	1,704,687	11,566,008	4,249	1,704,686	11,565,940	4,176	181	-47	PQ
046	1,704,684	11,565,903	4,136	1,704,681	11,565,775	3,989	181	-49	PQ
050B	1,704,639	11,565,573	4,491	1,704,231	11,565,493	4,092	259	-44	PQ
054	1,704,303	11,565,761	4,489	1,704,109	11,565,767	4,288	272	-46	PQ
057	1,704,663	11,565,578	4,514	1,704,663	11,565,577	4,099	360	-90	HQ
058	1,704,303	11,565,761	4,489	1,704,297	11,565,767	4,044	360	-89	HQ
062	1,704,150	11,566,150	4,531	1,703,998	11,566,137	4,272	265	-60	HQ
063	1,704,895	11,565,803	4,463	1,704,662	11,565,793	4,233	268	-45	HQ
065	1,704,150	11,566,150	4,531	1,704,144	11,566,152	4,343	360	-88	HQ

TMX, NYSE – HBM 2021 No. 7

Elgin

Hole ID#	From (m)			To (m)			Azimuth at Intercept	Dip at Intercept	Core Size
	Easting	Northing	Elevation	Easting	Northing	Elevation
028	1,705,619	11,565,228	4,336	1,705,623	11,565,222	4,003	360	-89	PQ
030	1,705,653	11,565,168	4,264	1,705,696	11,565,089	4,169	151	-47	PQ
033	1,705,538	11,565,538	4,340	1,705,282	11,565,550	4,079	272	-46	PQ
036	1,705,538	11,565,538	4,340	1,705,535	11,565,541	3,942	360	-89	PQ
038	1,706,741	11,564,738	4,369	1,706,743	11,564,528	4,148	180	-46	PQ
040	1,706,741	11,564,738	4,369	1,707,017	11,564,750	4,103	87	-44	PQ
043	1,706,741	11,564,738	4,369	1,706,741	11,564,738	4,058	360	-90	PQ
044	1,706,741	11,564,738	4,369	1,706,812	11,564,978	4,133	17	-43	PQ
047	1,706,741	11,564,738	4,369	1,706,499	11,564,787	4,130	281	-43	PQ
048	1,706,164	11,564,567	4,319	1,705,962	11,564,586	4,125	275	-44	HQ
049	1,706,164	11,564,567	4,319	1,706,166	11,564,566	4,189	360	-89	HQ
051	1,706,248	11,564,755	4,332	1,706,147	11,564,764	4,237	275	-43	HQ
052	1,706,248	11,564,755	4,332	1,706,248	11,564,755	4,297	360	-90	HQ
053	1,706,021	11,565,023	4,401	1,705,821	11,565,023	4,202	270	-45	HQ
055	1,706,021	11,565,023	4,401	1,706,021	11,565,022	4,301	360	-90	HQ
056	1,705,941	11,564,086	4,309	1,705,938	11,564,203	4,198	358	-43	HQ
059	1,706,478	11,564,345	4,318	1,706,407	11,564,345	4,243	269	-47	HQ
060	1,706,506	11,564,335	4,337	1,706,506	11,564,284	4,286	180	-45	HQ
061	1,706,506	11,564,346	4,348	1,706,607	11,564,314	4,241	108	-45	HQ
064	1,706,513	11,564,399	4,296	1,706,523	11,564,478	4,219	8	-44	HQ
066	1,706,506	11,564,346	4,348	1,706,505	11,564,346	4,260	360	-90	HQ